Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 333-166964

Mariner Energy Q&As as of September 1, 2010
Employment:
Q: If Apache offers an employment opportunity to me, how will I receive it?
A: The offer will be delivered by the hiring manager whenever possible. For field personnel, Apache will send the offer via overnight mail to your home address with a return envelope. The offer will contain two copies of the offer letter (one for you to sign and return to Apache, the other for your personal records), an acceptance of the Apache Retention Agreement, a waiver of the Mariner severance agreement, and a summary of the acquisition payments from close through December 2012.
Q: Why does the offer “packet” not include detailed information regarding the closing bonus and the February 2011 bonus?
A: Those two retention payments are outlined in the Summary of Employee Retention/Severance Arrangements distributed to Mariner employees on April 29, 2010, and filed with the SEC on April 30, 2010, and are therefore public documents. Because these payments were negotiated with the terms of the transaction, details of these payments are not included in the offer packet. We recommend employees read the wording from those documents if more information about these payments is necessary.
Q: Will the closing bonus and the Apache Retention bonus be paid in cash or shares of stock?
A: The closing bonus will be paid in cash. While Apache has the option to pay the Retention Bonus in cash or shares of Apache common stock, the payment to be made for 2010 will be in cash.
Q: What happens if the transaction does not close by October 1, 2010?
A: As set forth in the Summary of Employee Retention/Severance Arrangements referred to above, in the event the Closing Date has not occurred prior to October 1, all references to December 1 related to severance will become 60 days after the close and all references to December 31 related to severance, will become 90 days after the Closing Date.

Benefits:
Q. The Apache 401(k) Savings Plan has a five year vesting schedule. Will my years of service with Mariner apply to the Apache vesting schedule?
A. Yes. Your Mariner Employer Matching deferrals will be transferred to the Apache Plan and remain subject to the three year vesting schedule. Your Mariner vesting service credit will also be applied to the Apache five year vesting schedule and you will continue to accrue service credit toward any non-vested employer matching deferrals whether in the former Mariner Plan or the Apache Plan.
Q. Should the proposed merger between Mariner and Apache be completed, what are my options concerning my 401(k) balance with Mariner?
A. As soon as administratively possible following the closing date, the Mariner Energy Capital Accumulation Plan will be merged into the Apache Corporation 401(k) Savings Plan. Your 401(k) balance including any outstanding loans will be merged into the Apache Plan. Approximately 30 days prior to the closing date, a transition guide will be mailed to your home address that explains the merger process, important dates and the fund mapping of your current investments to like investments in the Apache Plan. Following the transfer of your account balance, you may process a fund exchange to reallocate any portion of your account to other investments offered in the Apache Plan.
Q. How will the conversion from a bi-weekly payroll cycle to a semi-monthly cycle affect my 401(k) Plan Loan?
A. If your regular payroll cycle is being converted from bi-weekly to semi-monthly, your outstanding loan balance will be re-amortized as soon as administratively possible following the closing date and the new loan repayment amount will be implemented on your next regular payroll cycle. You may request a copy of the new loan amortization schedule by contacting Fidelity Investments at 1-800-835-5098. The new amortization schedule will not automatically be sent to you after the loan has been converted to a semi-monthly payment cycle.

Q. Will there be a “Black Out” period during the Mariner Plan merger to the Apache Plan?
A. Yes. On the designated date of the Mariner Plan merger, your account will not be accessible to you beginning at 4:00 p.m. EST so that Fidelity can reconcile the assets of the Mariner Plan and transfer the participant balances and loans to the Apache Plan. This period will only last until the beginning of the next business day.
Q: If a Mariner employee elects the Apache Retiree Medical Plan, is the coverage continuous under the plan until age 65?
A: Yes. A Mariner employee who is age 55 and has five years of service satisfies the eligibility for the one-time election for coverage until their 65th birthday regardless of future eligibility for other medical coverage.
Q: If an employee chooses to retire and then goes to work again either contract or for another employer, can they still keep the Apache Retiree Medical Plan?
A. Once the employee elects coverage under the Retiree Medical Plan, the coverage can be continued for as long as the monthly premium is paid. However, if there is another group plan available; the former Mariner Energy employee should cancel coverage with Apache.
Q: If a retired employee becomes eligible for another group plan and drops coverage under the Apache Retiree Medical Plan, can they re-enroll again before reaching age if they lose coverage?
A. No. If the retiree elects other medical coverage after electing Apache’s Retiree Medical coverage, the coverage is terminated with no further eligibility.

Q. Is a Mariner employee who elects the Retiree Medical Plan coverage eligible to cover dependents?
A. Yes. The Mariner employee is eligible to cover any dependent covered under Mariner Energy’s group medical plan at the time of the employee’s one-time election. If the spouse and/or child are covered under other insurance and subsequently lose coverage, the employee is eligible to add those dependents to the retiree medical coverage and can also add a child that becomes eligible through a court order. You cannot re-instate coverage for a spouse or child once you drop it.
Q: How will Apache handle the health care reform legislation regarding coverage for children up to Age 26?
A. Apache will implement the change in coverage for children up to age 26 effective January 1, 2011 to comply with the federal healthcare reform legislation. The definition of an eligible child in the Medial Plan will not change. Only the age and status limits will be changed to allow coverage under the Apache Medical Plan to age 26.
Q: Does Apache pay for things such as parking and health club dues?
A: Parking is provided by Apache in the Houston parking garage and in the parking lot in Lafayette. Apache also has discounts with over 30 various organizations such as Sam’s Club, Sea World, Office Max, General Motors, Toyota and Bally’s. The enrollment fees are waved by Bally’s as part of a discount to Apache employees. Apache also has a very broad wellness program which includes annual health screening, wellness consulting and fitness programs at no cost to employees.
Additional Information
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement of Mariner that also constitutes a preliminary prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache’s website at www.apachecorp.com under the tab “Investors” or by contacting Apache’s Investor Relations Department at 713-296-6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner’s website at www.mariner-energy.com under the tab “Investor Information” or by contacting Mariner’s Investor Relations Department at 713-954-5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
     Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache’s directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner’s directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Forward-Looking Statements
     Statements in this document include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed transaction; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on transaction-related issues. Other factors that could materially affect actual results are discussed in Apache’s and Mariner’s most recent Forms 10-K as well as each company’s other filings with the SEC available at the SEC’s website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.